July 24, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:          Jeffrey Gabor

Re:	BioCardia, Inc. Registration Statement on Form S-1
Filed on July 23, 2019 File No. 333-230779

Ladies and Gentlemen:

BioCardia, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on July 23, 2019 relating to its Registration Statement on Form S-1 (File No. 333-230779) (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Nathan Robinson of Wilson Sonsini Goodrich and Rosati, Professional Corporation, at (512) 418-6483.

Sincerely, BIOCARDIA, INC.

By:	/s/ David McClung
	Name:	David McClung
	Title:	Chief Financial Officer